FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 30, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	ABN AMRO and Rabobank concentrate cash processing activities dated June 30, 2006.

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-89136 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: June 30, 2006	By:	/s/ H.W. Nagtglas Versteeg

		Name:	Mr. H.W. Nagtglas Versteeg
		Title:	Company Secretary

	By:	/s/ Jochem van de Laarschot

		Name:	Jochem van de Laarschot
		Title:	Head of Press Relations

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and we assume no obligation to update any of the forward-looking statements contained in this announcement.

Item 1

Amsterdam, 30 June 2006

ABN AMRO and Rabobank concentrate cash processing activities

Rabobank Nederland and ABN AMRO will launch a joint cash processing company named Gavea on 1 October 2006. The cooperation between Rabobank Nederland and ABN AMRO offers benefits in both quantitative and qualitative terms, such as enhanced quality assurance, control, stability and supervision. In addition, the alliance also produces cost efficiencies in the fields of processing and information technology. Both banks are taking a 50% interest in the new company. Gavea will provide employment for 225 employees (full time equivalents) who will all be from ABN AMRO.

The two banks decided to cooperate in this field because the Dutch Central Bank will largely phase out its cash processing tasks from 1 January 2008. The daily counting and recirculation of euro notes and coins will then be transferred to recognised parties capable of meeting the very highest quality standards, as set by the Central European Bank. This means that responsibility for cash circulation and related activities will be transferred to the bank. Cash processing is a relatively cost-intensive activity owing to the substantial investments as well as additional costs for e.g. security and continuity facilities. By joining forces, Rabobank Nederland and ABN AMRO aim to keep the long-term costs of cash processing under control.

Piet van Schijndel, member of the Executive Board of Rabobank Nederland: “In setting up a joint venture, ABN AMRO and Rabobank Nederland are taking a logical step in their aspiration to cut costs and improve the quality control of cash services. That will ultimately benefit our banking customers.”

Ron Teerlink, member of the Managing Board of ABN AMRO: “The fact that we have been able to meet the strict recirculation standards of the European Central Bank and the Dutch Central Bank since 1 July 2005 made this unique alliance possible. This enables both banks to benefit optimally from the economies of scale resulting from joint cash processing. It also gives us a chance to control upward pressure on costs.”

Staffing consequences
Some 225 FTEs will transfer from ABN AMRO to Gavea under the Social Charter of ABN AMRO. There will be no staff migrations from Rabobank and no job losses as a result of the cooperation. Rabobank currently does not employ any staff for these specific activities.

For more information:
Rabobank Nederland, Jan-Willem ter Avest (030) 216 17 40
ABN AMRO, Astrid de Craen (020) 6288900, Hans van Zon (020) 3834483

ABN AMRO
ABN AMRO is a prominent international bank with total assets of EUR 975.1 billion (31 March 2006). The bank has over 3,500 branches in more than 60 countries and territories and has a staff of more than 105,000 FTEs worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange.

Rabobank
Rabobank is a financial service provider based on cooperative principles offering an extremely wide range of services and products in both national and international markets. Rabobank is a cooperative of and for customers and one of the most solid and creditworthy banks in the world. Rabobank has total assets of EUR 506.2 billion and almost 1,250 branches in the Netherlands as well as 267 offices in 37 other countries. The Rabobank Group employs about 51,000 FTEs.

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